YUKON-NEVADA GOLD CORP. INTERSECTS 6.1 METERS OF 10.5 GPT
GOLD AT JERRITT CANYON, NEVADA

Vancouver, BC – April 23, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) has received very encouraging results from two holes drilled in the Mahala Basin area of the Jerritt Canyon District. MAH-399, a Reverse circulation drill hole , contained an interval of 20 feet (6.1m) of 0.307 ounces of gold per ton (opt) or 10.5 grams of gold per tonne (gpt) within a mineralized interval of 45 feet (13.7m) with an average grade of 0.174 opt (6 gpt). This interval begins 1035 feet (315.5m) below the surface. Core hole MAH-356C cut a 10 foot (3m) interval of 0.404 opt (13.8 gpt) beginning about 1,100 feet (335 m) below the surface. The topography in this zone is steep and despite the drilling depths, these mineralized intervals are at approximately the same elevation as the current Smith Mine underground workings.

These drill results are considered very significant since they are on strike with the Smith Mine resources and appear to be a continuation of the Mahala ore zone. MAH-399 is about 3,200 feet (976m) west of the Mahala ore body and is within and adjacent to an igneous dike that may be the continuation of the Mahala dike. The Mahala dike and associated structures host high grade mineralization in Zone 4 of the Smith underground mine.

Core hole MAH-356C sits an additional 1,000 feet (305m) west of drill hole MAH-399, over 4,000 feet (1220 m) west of current mining in Zone 4 of the Smith Mine. Mineralization in this hole occurs within the Hanson Creek limestone, one of the primary ore hosts at Jerritt Canyon.

The Company’s President and CEO, Graham C. Dickson, commented, “These drill results continue to confirm our belief that the Mahala Basin is an extremely prospective area for discovering new gold resources. This target area will continue to be a focus of exploration in 2008, exploring not only for incremental additions to the Smith Mine resources, but also for possibly entirely new orebodies along this clearly highly mineralized corridor.”

True widths have not yet been calculated; given the geometry of mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. This News Release was reviewed and approved by the Company’s Executive Vice President-Exploration, Dorian L. (Dusty) Nicol, M.Sc., P.Geo., the Qualified Person for purposes of this release.

A detailed map of the drill holes can be found on our website, www.yukon-nevadagold.com.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.